Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273752

PROSPECTUS SUPPLEMENT NO. 10
(to prospectus dated September 12, 2023)

NAUTICUS ROBOTICS, INC.
Up to 1,890,066 Shares of Common Stock
___________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 12, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale or other disposition from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of up to an aggregate 1,890,066 shares (“Resale Shares”) of common stock, par value $0.0001 per share (“Common Stock”), of Nauticus Robotics, Inc., a Delaware corporation (the “Company” and, together with the Selling Securityholders, the “RRA Parties”). The Resale Shares were issued to the Selling Securityholders pursuant to and in consideration of the RRA Parties’ agreements set forth in the RRA Amendment (as defined in the Prospectus), including with respect to and in full satisfaction of certain liquidated damages provided for under the RRA (as defined in the Prospectus).

We will bear all costs, expenses and fees in connection with the registration of the Resale Shares and will not receive any proceeds from the sale of the Resale Shares. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales (if any) of the Resale Shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “KITT.” The closing price of our Common Stock on April 17, 2024 was $0.22 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 17, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 9, 2024
NAUTICUS ROBOTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40611	87-1699753
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
17146 Feathercraft Lane, Suite 450, Webster, TX 77598
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (281) 942-9069
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KITT	The Nasdaq Stock Market LLC
Warrants	KITTW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Conditions.

On April 9, 2024, Nauticus Robotics, Inc. (the "Company") issued a press release (the "Press Release") providing its financial results for the quarter and year ended December 31, 2023 and announcing that it will hold a conference call to discuss its operating results. The press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information furnished pursuant to Item 2.02 of this Current Report on Form 8-K and in Exhibit 99.1 shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is not subject to the liabilities of that section and is not deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act, except as otherwise expressly stated in such filing.
Item 8.01 Other Events
On April 9, 2024, in the Press Release the Company provided a link to a video of the testing activities of its Aquanaut Mk2 vehicle in the Gulf of Mexico. The video shows testing of the Aquanaut Mk2 vehicle to depths of greater than 1200 meters, in-water maneuvers of the Aquanaut Mk2 vehicle, and the ability of the Aquanaut Mk2 vehicle to hover above the seabed at a height of approximately 0.8 meters. The video is available on the Company's YouTube channel at youtube.com/@nauticusrobotics. The link for direct access to the video is https://youtu.be/GyPD1E-vqHA.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit	Description
99.1	Press release, dated April 9, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 9, 2024	Nauticus Robotics, Inc.

	By:	/s/ Nicholas J. Bigney
		Name:	Nicholas J. Bigney
		Title:	General Counsel

Exhibit 99.1

Nauticus Robotics Tests Aquanaut Mk2 Vehicle, Announces 2023 Results

HOUSTON – April 9, 2024. Nauticus Robotics, Inc. (“Nauticus” or the “Company”) (NASDAQ: KITT) today announced preliminary testing results for its Aquanaut Mk2 vehicle and financial results for the quarter and year ended December 31, 2023.

“We have spent the past few months transforming Nauticus from a company with great R&D capabilities to one poised to be commercially successful,” said John W. Gibson, Jr., Nauticus’ CEO and President. “We successfully raised additional capital, reorganized our operations, materially reduced expected G&A costs, and initiated sea trials for our Aquanaut Mk2 vehicle in the Gulf of Mexico. These sea trials include not just depth, but maneuverability, emergency procedures, launch and recovery, and are milestone events in Nauticus’ vision. Our team has successfully tested to a depth of greater than 1,200 meters. We’ve gone from promise to product. The next generation of subsea vehicle is now in the water.”

Operational Highlights

•Product Structure: The Company has reorganized its personnel and operations to focus on its four main products: Autonomous Solutions, Government Solutions, Olympic Arms and toolKITT software. Each of these product groups has a dedicated leader and team focused on revenue-producing opportunities.
•Aquanaut Testing: Nauticus’ Aquanaut Mk2 vehicle exceeded expectations during its initial tests in the Gulf of Mexico, including launch and recovery, emergency procedures, and maneuverability. A video of part of the tests is available on the Company’s YouTube channel at https://youtu.be/GyPD1E-vqHA.
•Facility Consolidation: The Company brought assembly and maintenance in-house, eliminating external vendors in Canada and other countries. In the first quarter of 2024, Nauticus negotiated an exit to redundant office space in Houston and continues to work on subleasing or otherwise eliminating space in other locations as well.
•Customer Focus: Nauticus continued engagement with its early adopter customers. Nauticus also engaged Jorge Machnizh, a seasoned sales and business development leader. Jorge’s experience includes software and service sales in deepwater markets.
•Cost Alignment: The Company took steps to bring its G&A and other costs more closely in line with other companies of its size and operational history.
•Defense Contracts: Nauticus completed DIU contracts during the fourth quarter of 2023 and first quarter of 2024, and certificates of successful completion are expected.

Financial Results

•Revenue: Nauticus reported fourth quarter revenue of $1.1 million and full year revenue of $6.6 million, compared to $3.2 million and $11.4 million for the prior-year periods.

•Operating Expenses: Total expenses during the fourth quarter were $35.3 million, a $24.9 million increase from the prior-year period. Expenses for the year were $61.7 million, a $31.2 million increase from 2022.
•Impairment Charges: In the fourth quarter of 2023, Nauticus reported an impairment charge for property plant and equipment of $25.3 million compared to $0 in 2022.
•Net Loss: For the fourth quarter, Nauticus recorded a net loss of $39.5 million, or $1.23 per diluted share. This compares with $8.2 million from the same period in 2022. Full year 2023 net loss was $50.7 million compared to $33.2 million for full year 2022.
•Adjusted Net Loss: Nauticus reported adjusted net loss of $8.8 million for the fourth quarter, and $34.4 million for 2023 compared to $5.7 million and $15.7 million for the same period in 2022. Adjusted net loss is a non-GAAP measure which excludes the impact of certain items, as shown in the non-GAAP reconciliation table below.
•2024 G&A Cost: Nauticus is expecting to reduce G&A costs from $18.2 million in 2023 to $8.3 million in 2024.

Balance Sheet and Liquidity

•As of December 31, 2023, the Company had cash and cash equivalents of $0.8 million, compared to $17.8 million as of December 31, 2022.
•In the fourth quarter of 2023 and first quarter of 2024, the Company successfully worked with its private investors to restructure its private warrants, eliminating the overhang from the ratcheting conversion mechanism, and add additional financing of $0.7 million.
•In Q1, the Company closed additional financing of $13.3 million to provide liquidity needed for operations and testing.
•During the fourth quarter, the Company classified $2.9 million as assets held for sale, offset by a liability of $1.2 million.

Leadership Updates

Nauticus also brought in an experienced leadership team in the fourth quarter of 2023 to guide the Company to the next stage of commercial development:

•John Gibson, an established executive and CEO with 30+ years of energy, technology and public company experience, joined as President in the fourth quarter of 2023 and was named CEO in the first quarter of 2024;
•Victoria Hay, a seasoned finance and accounting executive who has worked with Nauticus for over a year as a consultant, expanded her role in the fourth quarter of 2023 to include CFO on an interim basis;
•Nick Bigney, a legal executive with experience as general counsel of both public and private companies in the energy and technology space, joined as General Counsel in the fourth quarter of 2023.

Mr. Gibson, Mrs. Hay and Mr. Bigney join the Company’s longstanding Chief Technology Officer, JD Yamokoski, to form the Company’s executive team.

Conference Call Details
Nauticus will host a conference call on April 10, 2024 at 10:00 a.m. Central Daylight Time (11:00 a.m. EDT) to discuss its results for the quarter and year ended December 31, 2023. To participate in the earnings conference call, participants should access the webcast at https://events.q4inc.com/attendee/275183074, or by dialing toll free 800-267-6316, conference ID: KITT. A link to the webcast will also be available on the Company’s website (https://ir.nauticusrobotics.com/). Following the conclusion of the call, a recording will be available on the Company’s website.
About Nauticus Robotics

Nauticus Robotics, Inc. develops autonomous robots for the ocean industries. Autonomy requires the extensive use of sensors, artificial intelligence, and effective algorithms for perception and decision allowing the robot to adapt to changing environments. The company’s business model includes using robotic systems for service, selling vehicles and components, and licensing of related software to both the commercial and defense business sectors. Nauticus has designed and is currently testing and certifying a new generation of vehicles to reduce operational cost and gather data to maintain and operate a wide variety of subsea infrastructure. Besides a standalone service offering and forward-facing products, Nauticus’ approach to ocean robotics has also resulted in the development of a range of technology products for retrofit/upgrading traditional ROV operations and other third-party vehicle platforms. Nauticus’ services provide customers with the necessary data collection, analytics, and subsea manipulation capabilities to support and maintain assets while reducing their operational footprint, operating cost, and greenhouse gas emissions, to improve offshore health, safety, and environmental exposure.
Cautionary Language Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Act”), and are intended to enjoy the protection of the safe harbor for forward-looking statements provided by the Act as well as protections afforded by other federal securities laws. Such forward-looking statements include but are not limited to: the expected timing of product commercialization or new product releases; customer interest in Nauticus’ products; estimated operating results and use of cash; and Nauticus’ use of and needs for capital. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends,” or “continue” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on Nauticus’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. There can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Nauticus is not under any obligation and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports which Nauticus has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”) for a more complete discussion of the risks and uncertainties facing the Company and that could cause actual outcomes to be materially different from those indicated in the forward-looking statements made by the Company, in particular the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents filed from time to time with the SEC, including Nauticus’ most recent Annual Report on Form 10-K. Should one or more of these risks, uncertainties, or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected. The documents filed by Nauticus with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

NAUTICUS ROBOTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents	$753,398	$17,787,159
Restricted certificate of deposit	201,822	250,375
Short-term investments	-	4,959,263
Accounts receivable, net	212,428	1,622,434
Inventories	2,198,797	6,666,912
Contract assets	-	573,895
Prepaid expenses	1,889,218	5,046,599
Other current assets	1,025,214	56,410
Assets held for sale	2,940,254	-
Total Current Assets	9,221,131	36,963,047

Property and equipment, net	15,904,845	15,167,367
Operating lease right-of-use asset	834,972	317,208
Other assets	187,527	155,490
Total Assets	$26,148,475	$52,603,112

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$7,035,450	$324,484
Accrued liabilities	7,339,099	3,142,977
Contract liability	2,767,913	-
Operating lease liabilities – current	244,774	410,158
Total Current Liabilities	17,387,236	3,877,619
Warrant liabilities	18,376,180	32,688,342
Operating lease liabilities - long-term	574,260	87,214
Notes payable - long-term, net of discount (related party)	31,597,649	15,922,118
Total Liabilities	$67,935,325	$52,575,293

Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value; 625,000,000 shares authorized, 50,035,824 and 47,250,771 shares issued, respectively, and 50,035,824 and 47,250,771 shares outstanding, respectively	$5,004	$4,725
Additional paid-in capital	76,999,849	68,128,196
Accumulated deficit	(118,791,703)	(68,105,102)
Total Stockholders’ Equity (Deficit)	(41,786,850)	27,819
Total Liabilities and Stockholders' Equity (Deficit)	$26,148,475	$52,603,112

NAUTICUS ROBOTICS, INC.
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Twelve Months Ended
	12/31/2023	12/31/2022	9/30/2023	12/31/2023	12/31/2022

Revenue:
Service	$1,063,603	$3,213,825	$1,593,854	$6,605,852	$11,210,559
Service - related party	-	14,000	-	500	224,400
Total revenue	1,063,603	3,227,825	1,593,854	6,606,352	11,434,959
Costs and expenses:
Cost of revenue (exclusive of items shown separately below)	4,444,682	3,643,415	2,651,380	11,928,931	11,863,862
Depreciation	242,360	146,643	160,744	729,412	516,949
Research and development	414,678	282,634	275,154	1,399,560	2,376,912
General and administrative	1,194,961	6,278,067	6,303,662	18,271,832	15,040,603
Severance	1,075,408	-	401,228	1,476,636	15,962
Impairment of property and equipment	25,354,791	-	-	25,354,791	-
Loss on contract	2,542,913	-	-	2,542,913	-
Total costs and expenses	35,269,793	10,350,759	9,792,168	61,704,075	29,814,288

Operating loss	(34,206,190)	(7,122,934)	(8,198,314)	(55,097,723)	(18,379,329)

Other (income) expense:
Other expense (income), net	(388,328)	(54,024)	(133,311)	627,580	(33,247)
Loss on lease termination	453,162	-	-	453,162	-
Foreign currency transaction loss (gain)	(12,041)	-	83,654	44,020	(260,615)
Loss on exchange of warrants	—	-	-	590,266	-
Change in fair value of warrant liabilities	3,872,731	497,849	8,656,392	(14,902,427)	6,461,087
Interest expense, net	1,410,875	656,357	873,738	8,776,277	3,714,017
Total other (income) expense, net	5,336,399	1,100,182	9,480,473	(4,411,122)	9,881,242

Net loss	(39,542,589)	(8,223,116)	(17,678,787)	(50,686,601)	(28,260,571)
Less: Deemed dividend from earnout shares	-	-	-	-	(4,957,366)
Net loss attributable to common stockholders	$(39,542,589)	$(8,223,116)	$(17,678,787)	$(50,686,601)	$(33,217,937)

Basic and diluted earnings (loss) per share	$(1.23)	$(0.21)	$0.43	$(1.24)	$(1.75)

Basic and diluted weighted average shares outstanding	41,191,799	39,750,778	41,155,115	40,943,444	18,982,139

NAUTICUS ROBOTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2023	2022
Cash flows used in operating activities:
Net loss	$(50,686,601)	$(28,260,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	729,412	516,949
Accretion of debt discount	4,033,330	1,342,062
Amortization of debt issuance cost	52,092	-
Accretion of RCB Equities #1, LLC exit fee	27,608	-
Stock-based compensation	4,427,073	2,602,175
Loss on exchange of warrants	590,266	-
Change in fair value of warrant liabilities	(14,902,427)	6,461,087
Noncash impact of lease accounting	346,714	196,555
Interest expense assumed into Convertible Senior Secured Term Loan	378,118	-
Impairment of property and equipment	25,354,791	-
Settlement of liquidated damages with common stock	3,685,629	-
Loss on disposal of assets	82,604	-
Loss on lease termination	453,162	-
Gain on short-term investments	(40,737)	-
Changes in current assets and liabilities:
Accounts receivable	1,410,006	(828,298)
Inventories	(11,334,716)	(6,666,912)
Contract assets	573,895	319,480
Prepaid expenses and other assets	607,784	(4,902,797)
Accounts payable and accrued liabilities	9,400,137	(7,731,279)
Contract liabilities	2,767,913	-
Operating lease liabilities	(338,979)	(323,434)
Net cash used in operating activities	(22,382,926)	(37,274,983)

Cash flows used in investing activities:
Capital expenditures	(11,633,153)	(14,247,005)
Proceeds from sale of property and equipment	38,704	-
Proceeds from sale of short-term investments	5,000,000	-
Purchase of short-term investments	-	(4,959,263)
Net cash used in investing activities	(6,594,449)	(19,206,268)

Cash flows from financing activities:
Proceeds from notes payable	11,791,884	2,000,000
Payment of debt issuance costs on notes payable	(607,500)	-
Proceeds from exercise of warrants	338,055	-
Proceeds from exercise of stock options	421,175	-
Payments of note payable	-	(17,850,333)
Proceeds from reverse recapitalization with CleanTech Acquisition Corp, net	-	14,947,876
Proceeds from issuance of common stock for Pipe Investment	-	31,000,000
Proceeds from issuance of debentures and SPA Warrants, net of discount	-	35,800,000
Payment of transaction costs on equity funding	-	(12,582,000)
Net cash from financing activities	11,943,614	53,315,543

Net change in cash and cash equivalents	(17,033,761)	(3,165,708)

Cash and cash equivalents, beginning of year	17,787,159	20,952,867
Cash and cash equivalents, end of year	$753,398	$17,787,159

NAUTICUS ROBOTICS, INC.
Unaudited Reconciliation of Net Loss Attributable to Common Stockholders (GAAP) to Adjusted Net Loss Attributable to Common Stockholders (NON-GAAP)
Adjusted net loss attributable to common stockholders is a non-GAAP financial measure which excludes certain items that are included in net loss attributable to common stockholders, the most directly comparable GAAP financial measure. Items excluded are those which the Company believes affect the comparability of operating results and are typically excluded from published estimates by the investment community, including items whose timing and/or amount cannot be reasonably estimated or are non-recurring.
Adjusted net loss attributable to common stockholders is presented because management believes it provides useful additional information to investors for analysis of the Company’s fundamental business on a recurring basis. In addition, management believes that adjusted net loss attributable to common stockholders is widely used by professional research analysts and others in the valuation, comparison, and investment recommendations of companies such as Nauticus.
Adjusted net loss attributable to common stockholders should not be considered in isolation or as a substitute for net loss attributable to common stockholders or any other measure of a company’s financial performance or profitability presented in accordance with GAAP. A reconciliation of the differences between net loss attributable to common stockholders and adjusted net loss attributable to common stockholders is presented below. Because adjusted net loss attributable to common stockholders excludes some, but not all, items that affect net loss attributable to common stockholders and may vary among companies, our calculation of adjusted net loss attributable to common stockholders may not be comparable to similarly titled measures of other companies.

	Three Months Ended			Twelve Months Ended
	12/31/2023	12/31/2022	9/30/2023	12/31/2023	12/31/2022

Net loss attributable to common stockholders (GAAP)	$ (39,542,589)	$(8,223,116)	$(17,678,787)	$(50,686,601)	$(33,217,937)
Change in fair value of warrant liabilities	3,872,731	497,849	8,656,392	(14,902,427)	6,461,087
Impairment of property and equipment	25,354,791	-	-	25,354,791	-
Stock compensation expense	432,053	1,997,768	917,993	4,427,073	2,602,175
Severance	1,075,408	-	401,228	1,476,636	15,962
Expenses related to business combination	-	-	-	-	3,519,662
Deemed dividend for earnout shares	-	-	-	-	4,957,366
Adjusted net loss attributable to common stockholders (non-GAAP)	$(8,807,606)	$(5,727,499)	$(7,703,174)	$(34,330,528)	$(15,661,685)